VIA EDGAR AND BY HAND

December 14, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Amendment No. 5 to the Registration Statement on Form S-11 Filed December 7, 2004 Registration No. 333-118246

Dear Ms. Wolff:

     On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we set forth below the requested information in response to the second comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated December 10, 2004, with respect to Amendment No. 5 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on December 7, 2004.

     The second comment provides as follows:

2.	You indicate in response no. 9 that from 1994 through 2004, members of your management team have been involved in joint ventures engaged in real estate and development activities. We note that you have not included any information regarding the investments that were sold to Tower. Please tell us whether any of the investments, including those that were sold to Tower and those that were not, were structured as limited partnerships, and if so, the number of investors that participated in each limited partnership, and identify the general partner(s) and the natural persons that control each general partner.

     Response: We refer the Staff to our initial response to comment no. 2 in our letter dated December 10, 2004. Per our subsequent discussions with the Staff, the Company has provided the information appearing on Exhibit A hereto to supplement our initial response.

     During the period from 1994 through 2004, Larry Feldman, the Company’s Chairman and Chief Executive Officer, has sponsored joint ventures, limited partnerships and REITs that purchased commercial real estate with capital provided by third party investors (which we refer to herein as an “investment vehicle”). In each case, an entity controlled by Larry Feldman served as the general partner or managing member of each investment vehicle. The agreements governing each of these investment vehicles included a “shared control” provision stating that certain actions were expressly reserved for approval by a majority of all the investors (including limited partners and non-managing members, as the case may be). The actions subject to approval by a majority of the investors included amendments to the governing agreement, budget amendments or variations, acquisition or sale of the property, leasing for the property, encumbering the property, incurring borrowings, entering into any property managing, leasing or development agreement, taking legal action on behalf of the entity, engaging in transactions with affiliates, and certain tax matters. None of these investment vehicles were structured to raise capital from a large group of passive investors that would not share in the decision-making authority regarding the property held by such investment vehicle.

     As we have previously indicated to the Staff, we do not believe that any of these investment vehicles were programs within the meaning of Guide 5. However, should the Staff disagree with our position that these vehicles are not programs, we would propose to include in Amendment No. 6 to the Registration Statement the additional information relating to these investment vehicles in accordance with Exhibit B hereto. This disclosure would be added to page 106 of the prospectus under the caption “Prior Performance Information” and consists of the narrative summary required by Guide 5 for investment vehicles that are considered programs. We note that, since all of these acquisitions were closed more than five years ago, the prior performance tables are not required.

     We filed our acceleration requests with the Staff on December 13, 2004 requesting effectiveness on Wednesday, December 15, 2004 at 3:00 p.m, or as soon thereafter as practicable. We have been advised by the Company and the underwriters that they intend to price this offering on December 15, 2004. We note that the Company’s offering only falls within the purview of Guide 5 if a certain percentage of the net proceeds of the offering remains uncommitted. If after review of our responses to comment no. 2 and our suggested disclosure the Staff is not comfortable with the filing, we would take the blind pool issue off the table by undertaking to the Staff that the amount of unspecified proceeds of the offering will not exceed 20%. As such, the Company’s offering will not be considered a “blind pool” and Guide 5 disclosure will no longer be required.

     *      *      *

     We would greatly appreciate resolving all comments in connection with the subject filing today. Please direct any further correspondence to the undersigned at Clifford Chance US LLP, Attention: Beth A. De Santo, Esq. and, Jay L. Bernstein, Esq. 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Beth A. DeSanto

Beth A. De Santo, Esq.

Enclosures

cc:	Karen Garnett, Esq.
Jeffrey A. Shady, Esq.
Larry Feldman
Jim Bourg
Tom Wirth
Jay L. Bernstein, Esq.

2

     EXHIBIT A

     PRIOR INVESTMENT VEHICLES

Property Name	Location	Type	Purchase Price (in millions)	Date Acquired	Capital Raised from Investors (in millions)	Name of Entity Owning Property[1]	Number of Investors (LPs or Members)[2]
5151 E. Broadway	Tucson, AZ	Office	$10	11/1994	$10	D/F Portfolio Associates Limited East Broadway 5151, L.P.	1
2800 North Central Property	Phoenix, AZ	Office	$30.7	5/1996	$12	2800 Associates, L.P.	1
5750 Major Blvd.	Orlando, FL	Office	$3.8	10/1996	$1.5	5750 Associates Limited Partnership	1
Union Hills Village	Phoenix, AZ	Retail	$6.5	10/1995	$1.5		3
Cobblestone Village	Tempe, AZ	Retail	$9.0	1995	None[3]	Cobblestone Village, LP	1
Warner Ranch	Chandler, AZ	Retail	$13	1995	$4.5	Warner Ranch Plaza Associates, LP	1
Lakeside Plaza	Phoenix, AZ	Retail	$9.5	1995	$4.5	Lakeside Plaza Associates, LP	1
Mountainside Plaza	Phoenix, AZ	Retail	$12.5	1996	$3	Mountainside Plaza Associates, LP	1

1	An entity controlled by Larry Feldman served as the general partner or managing member of the entities owning each property.
2	Represents the number of natural persons who invested directly or indirectly in the property.
3	Property was acquired through debt financing and not capital contributions from investors.

EXHIBIT B

PROPOSED DISCLOSURE TO BE ADDED TO
“PRIOR PERFORMANCE INFORMATION”

     For the period from 1994 through 2004, Larry Feldman, our Chairman and Chief Executive Officer, has sponsored joint ventures, limited partnerships and REITs that purchased commercial real estate with capital provided by third party investors. These investment vehicles include those that were used to purchase the Foothills Mall and the Harrisburg Mall and are described elsewhere herein. In addition, the following is a description of the other investment vehicles and their activities:

•	5151 E. Broadway in Tucson, Arizona. This existing office property was purchased in November 1994 in a joint venture with an affiliate of the Quantum Realty Fund (an entity then affiliated with George Soros) for approximately $10 million.
•	2800 North Central Property in Phoenix, Arizona. This existing office property was acquired in May 1996 in a joint venture with an affiliate of the Carlyle Group for approximately $30.7 million.
•	5750 Major Blvd. in Orlando, Florida. This existing office property was acquired in a joint venture with an affiliate General Electric Capital Corporation in October 1996 for approximately $3.8 million.
•	Union Hills Village in Phoenix, Arizona. This existing retail property was acquired in a joint venture with a three high net worth investors in October of 1995 for approximately $6.5 million from a Kansas City Bank following a bank foreclosure.
•	Cobblestone Village in Tempe, Arizona. This existing retail property was acquired in 1995 in a joint venture with an affiliate of General Electric Capital Corporation for approximately $9.0 million.
•	Warner Ranch in Chandler, Arizona. This existing retail property was acquired in 1995 in a joint venture with an affiliate of DRA Realty Advisors, Inc. for approximately $13 million.
•	Lakeside Plaza in Phoenix, Arizona. This existing retail property was acquired in 1995 in a joint venture with an affiliate of DRA Realty Advisors, Inc. for approximately $9.5 million.
•	Mountainside Plaza in Phoenix, Arizona. The existing retail property was acquired in 1996 in a joint venture with an affiliate of DRA Realty Advisors, Inc. for approximately $12.5 million.

     In the aggregate, these other investment vehicles (a) involved eight different joint ventures or partnerships, (b) raised an aggregate of approximately $37 million from third party investors, (c) had a total of 10 separate third party investors (who invested through various affiliated entities), (d) purchased eight different properties (four in Phoenix, Arizona; one in Tucson, Arizona; one in Chandler, Arizona; and one in Orlando, Florida), (e) carried an aggregate property purchase price of approximately $95 million, (f) invested approximately 53% in shopping centers and approximately 47% in office properties based on initial purchase price, (g) purchased only existing real properties and (h) eventually sold seven of these properties.